                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                                 SHONEY'S, INC.
                                 --------------
                                (Name of issuer)

                         COMMON STOCK, $1.00 PAR VALUE
                         -----------------------------
                         (Title of class of securities)

                                   825039100
                            -------------------------
                                 (CUSIP Number)

                           MR. RAYMOND D. SCHOENBAUM
                             1640 POWERS FERRY ROAD
                            BUILDING TWO, SUITE 100
                          MARIETTA, GEORGIA 30067-6050
                                 (770) 612-2456
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    Copy to:
                            MR. JOHN D. CAPERS, JR.
                             MR. C. WILLIAM BAXLEY
                                KING & SPALDING
                          191 PEACHTREE STREET, N.E.
                         ATLANTA, GEORGIA  30303-1763

                               NOVEMBER 11, 1997
                               -----------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          BETTY J. SCHOENBAUM
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                          (b)  [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES

   NUMBER OF      7.  SOLE VOTING POWER         2,703,388
   SHARES
 BENEFICIALLY     8.  SHARED VOTING POWER         691,092
   OWNED BY
   EACH           9.  SOLE DISPOSITIVE POWER    2,703,388
   REPORTING
   PERSON
   WITH          10.  SHARED DISPOSITIVE POWER    691,092

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         3,394,480

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.0% (BASED ON 48,568,109 SHARES OUTSTANDING ON JUNE 20, 1997)

14.  TYPE OF REPORTING PERSON*
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    Page 2
                           Exhibit Index on Page 10

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          RAYMOND D. SCHOENBAUM
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES

   NUMBER OF      7.  SOLE VOTING POWER         272,311
   SHARES
 BENEFICIALLY     8.  SHARED VOTING POWER       235,750
   OWNED BY
   EACH           9.  SOLE DISPOSITIVE POWER    272,311
   REPORTING
   PERSON
   WITH          10.  SHARED DISPOSITIVE POWER  235,750

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         508,061

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                    [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.0% (BASED ON 48,568,109 SHARES OUTSTANDING ON JUNE 20, 1997)

14.  TYPE OF REPORTING PERSON*
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    Page 3
                           Exhibit Index on Page 10

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          JOANN SCHOENBAUM MILLER

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                          (b)  [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

   NUMBER OF       7.  SOLE VOTING POWER            17,603
    SHARES
 BENEFICIALLY      8.  SHARED VOTING POWER          35,750
    OWNED BY
    EACH           9.  SOLE DISPOSITIVE POWER       17,603
   REPORTING
    PERSON
    WITH          10.  SHARED DISPOSITIVE POWER     35,750

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                53,353

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          .11% (BASED ON 48,568,109 SHARES OUTSTANDING ON JUNE 20, 1997)

14.  TYPE OF REPORTING PERSON*
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    Page 4
                           Exhibit Index on Page 10

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          SCHOENBAUM CORPORATION
          88-0354486

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                          (b)  [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         NEVADA, U.S.A.

   NUMBER OF       7.  SOLE VOTING POWER         2,703,388
    SHARES
 BENEFICIALLY      8.  SHARED VOTING POWER             -0-
    OWNED BY
    EACH           9.  SOLE DISPOSITIVE POWER    2,703,388
   REPORTING
    PERSON
    WITH          10.  SHARED DISPOSITIVE POWER        -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         2,703,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.6% (BASED ON 48,568,109 SHARES OUTSTANDING ON JUNE 20, 1997)

14.  TYPE OF REPORTING PERSON*
          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    Page 5
                           Exhibit Index on Page 10

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          SCHOENBAUM VENTURES L.P.
          88-0328974

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          NEVADA, U.S.A.

   NUMBER OF       7.  SOLE VOTING POWER         2,703,388
    SHARES
 BENEFICIALLY      8.  SHARED VOTING POWER             -0-
    OWNED BY
    EACH           9.  SOLE DISPOSITIVE POWER    2,703,388
   REPORTING
    PERSON
    WITH          10.  SHARED DISPOSITIVE POWER        -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         2,703,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.6% (BASED ON 48,568,109 SHARES OUTSTANDING ON JUNE 20, 1997)

14.  TYPE OF REPORTING PERSON*
          PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    Page 6
                           Exhibit Index on Page 10

ITEM 4.   PURPOSE OF TRANSACTION.   This Item 4 is amended by adding the
following:

     As of November 11, 1997, Shoney's, Inc., a Tennessee corporation (the "Issuer"), Raymond D. Schoenbaum and Betty J. Schoenbaum entered into an Amendment (the "Amendment") to the Settlement Agreement which the parties signed on August 10, 1997 (the "Settlement Agreement"). The Amendment is included as an Exhibit to this Schedule 13D and is incorporated by reference herein. The principal changes effected by the Amendment are as follows:

     1. The name of the Operations Committee of the Board of Directors of the Issuer has been changed to the "Strategic Planning Committee" and Raymond D. Schoenbaum has been elected as Chairman of the Strategic Planning Committee. The Strategic Planning Committee now consists of three directors, Raymond D. Schoenbaum, J. Michael Bodnar and John Farquharson.

     2. The size of the Executive Committee of the Board of Directors of the Issuer has been reduced to four, and the members of the Executive Committee are Raymond D. Schoenbaum, B. Franklin Skinner, J. Michael Bodnar and Carole F. Hoover.

     3. The Settlement Agreement has been amended to provide that if the current Chairman of the Nominating Committee is for any reason no longer the Chairman of such committee, then Raymond D. Schoenbaum shall become the Chairman of the Nominating Committee.

     4. The Issuer represents and warrants in the Amendment that the Bylaws of the Issuer have been amended to provide that the Chairman of the Board under the Bylaws shall perform such duties as shall be prescribed by the Executive Committee of the Board, and to provide that special meetings of shareholders may be called by the Board of Directors and special meetings of directors may be called by the President, the Chairman of the Executive Committee, a majority of the Executive Committee or a majority of the directors.


                                    Page 7
                            Exhibit Index on Page 10

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Reference is made to Item 4 for a description of the Amendment.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

1.  Joint Filing Agreement (Pursuant to Rule 13d-1(f))

2. Amendment dated as of November 11, 1997, by and among the Issuer, and Raymond D. Schoenbaum and Betty J. Schoenbaum


                                    Page 8
                           Exhibit Index on Page 10

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 1997

                                                *
                                    --------------------------
                                    Betty J. Schoenbaum

                                    /s/ Raymond D. Schoenbaum
                                    --------------------------
                                    Raymond D. Schoenbaum

                                                *
                                    ---------------------------
                                    Joann Schoenbaum Miller

                                    Schoenbaum Corporation


                                       By:          *
                                       ---------------------------
                                           Betty J.Schoenbaum,
                                           President


                                    Schoenbaum Ventures L.P.

                                       By: Schoenbaum Corporation,
                                           General Partner


                                       By:          *
                                       ---------------------------
                                           Betty J. Schoenbaum,
                                           President


*By:  /s/ Raymond D. Schoenbaum
    ----------------------------------
    Raymond D. Schoenbaum, pursuant to
    the Joing Filing Agreement dated
    July 25, 1997



                                    Page 9
                           Exhibit Index on Page 10

                                 EXHIBIT INDEX
                                 -------------


     Exhibit                        Description
     -------                        -----------

      1.                Joint Filing Agreement (Pursuant to Rule 13d-1(f))

      2. Amendment dated as of November 11, 1997, by and among Shoney's, Inc., and Raymond D. Schoenbaum and Betty J. Schoenbaum


                                    Page 10
                           Exhibit Index on Page 10